

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2009

Mr. Douglas A. Dyer
President and Director
Grace 2, Inc.
735 Broad Street, Suite 400
Chattanooga, TN 37402

      Re: **Grace 2, Inc.**
               Item 4.01 Form 8-K
               Filed September 22, 2009
               File No. 0-52062

Dear Mr. Dyer:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

                        Sincerely,

                        Dave Walz
                        Staff Accountant
                        Office of Beverages, Apparel and
                        Healthcare Services